AMENDMENT
                                      NO. 1
                           PURCHASE AND SALE AGREEMENT

                  This Amendment No. 1 (this "Amendment"), dated as of April 30, 1998, is made by and among LNR Property Corporation, a Delaware corporation (the "BUYER"), and Pacific Harbor Capital, Inc., a Delaware corporation (the "SELLER").

                                    RECITALS

                  Reference is made to that certain Purchase and Sale Agreement, dated as of February 18, 1998 (the "Purchase Agreement"), by and among the parties hereto. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Purchase Agreement.

                  The initial Closing Date contemplated under the Purchase Agreement shall be May 1, 1998.

                  In connection with the initial Closing, the parties hereto desire to amend the Purchase Agreement as set forth below.

                                    AGREEMENT

                  NOW THEREFORE, in consideration of the mutual promises and undertakings in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.       INITIAL CLOSING.

         a. EFFECTIVE DATE. Notwithstanding the dating of the various documents delivered at the initial Closing, the parties acknowledge and agree that the Closing shall be effective at 12:01 a.m. on May 1, 1998.

         b. NEW PROJECTS. The parties acknowledge and agree that Commencement Place Limited Partnership and the Glisan Project are New Projects. Set forth on attached Schedule I is an estimate of the out-of-pocket expenditures, including


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                  capital contributions, with respect to such New Projects,
                  actually expended by Seller.

         c. LAKEWOOD. The parties acknowledge and agree that Amurcon Corporation of Virginia ("AMURCON") has exercised its right of first refusal and, unless Amurcon elects not to proceed with such acquisition, the Lakewood Project is and shall remain a Withdrawn Project. The Purchase Price shall be reduced by the amount allocated to the Lakewood Project on Schedule 2(g) and no further adjustments shall be made to the Purchase Price by reason of the Lakewood Project; provided, however, that, if Amurcon elects not to proceed with such the acquisition of the Lakewood Project, the Lakewood Project shall be purchased by Buyer and sold by Seller in accordance with Section 2(g) of the Purchase Agreement.

         d. OTHER WITHDRAWN PROJECTS. Attached hereto as Schedule II is a list of the other Projects constituting Withdrawn Projects which shall not be acquired at the initial Closing. With respect to such Withdrawn Projects, the parties agree as follows:

                  i. The parties shall use their commercially reasonable best efforts and reasonably cooperate in obtaining the remaining Seller Consents as soon as possible, which efforts shall include, without limitation:

                           (1) Proceeding to promptly negotiate and execute documentation with respect to the Park Crest Project substantially in accordance with the terms set forth on Exhibit A hereto;

                           (2) Proceeding to promptly negotiate and execute documentation with respect to the Ashworth Project and Wolf Project to the extent changes are no more extensive than changes required with respect to the Park Crest Project;

                           (3) Proceeding to promptly negotiate and execute documentation with respect to the Surrey Row Project substantially in accordance with the terms set forth on Exhibit B hereto;

                           (4) Proceeding to promptly negotiate and execute documentation with respect to Harbor Equity Limited Partnership No. II and Pacific Harbor Fund Partnership in substantially the form of the drafts distributed to General American Life Insurance Company immediately prior to Closing; provided, that, Buyer shall not be obligated to obtain a letter of credit to support the obligation to make deficit or capital loans and, if General American Life Insurance Company shall not permit it, Seller agrees to not insist on prioritization of claims;


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                           (5)      In furtherance and not in limitation of the
                                    undertakings of Buyer under Section 2(g) hereof, Buyer agrees that, in connection with the solicitation of the Seller Consents for the Withdrawn Projects:

                                    (a)      It will execute and deliver
                                             guarantees to third parties with
                                             respect to the obligation to make
                                             Scheduled Capital Contributions;

                                    (b)      It will execute and deliver
                                             undertakings to lenders equivalent
                                             to customary FNMA "key principal"
                                             undertakings.

                  ii. As soon as possible (in any event, within three (3) business days) after obtaining all required Seller Consents relating to any Withdrawn Project, Seller shall furnish copies thereof to Seller and the parties shall cause such Withdrawn Project to be sold by Seller to Buyer pursuant to the Purchase Agreement. The documentation (in addition to any documentation required in connection with applicable Seller Consents) for such sale subsequent to the initial Closing shall be effected as follows (with only a legal opinion relating to Seller Consents in the form contemplated in the Purchase Agreement to be required):

                           (1) Buyer and Seller shall execute and deliver a letter agreement specifying the Project to be sold and the estimated Purchase Price;

                           (2) Seller's counsel shall prepare bills of sale, assignments and assumption agreements and related documentation consistent with the documentation executed and delivered at the initial Closing; and

                           (3)      Buyer shall wire the Purchase Price
                                    applicable to the Project and the Project shall be transferred upon receipt.

2. INDEMNIFICATIONS. In addition to the other indemnification obligations of Seller under the Purchase Agreement, Seller agrees as follows:

         a. LIH REALTY CORPORATION. In the event Buyer is required to make payments to LIH Realty Corporation ("LIH") under that certain Unconditional Guaranty, dated on or about the date hereof (the "GUARANTY"), from Buyer to LIH, and the obligation to make such payment arose during any period prior to the Closing (and to the extent such payment does not relate to projected tax benefits for any period after the Closing), then Seller shall indemnify Buyer from and against any payments. In the event Buyer is required to make payments to LIH or Intel Corporation ("INTEL") under that certain Indemnification Agreement, dated on or


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                  about the date hereof (the "INDEMNIFICATION AGREEMENT"), by and among PacifiCorp Financial Services, Inc., Buyer, LIH and Intel, then Seller shall indemnify Buyer from and against any payments; provided, however, that (i) Buyer shall promptly notify Seller of any claim by LIH or Intel of any claim under the Guaranty or the Indemnification Agreement, (ii) Buyer shall cooperate with Seller, at Seller's reasonable request and expense, with respect to resisting payments on any such claim, and (iii) with respect to the Indemnification Agreement, Seller shall not be liable for any claim to the extent such claim arose from the failure by Buyer or its affiliates to manage Harbor Equity Limited Partnership or the projects owned by any partnership in which HELP has an interest in a commercially reasonable manner or any breach by Buyer or its affiliates of its obligations under the Assumed Obligations.

         b. INDEMNIFICATION RELATING TO FENIX REDEVELOPMENT PARTNERSHIP, LTD. Subject to the contest procedure rights in Section 9(j) of the Purchase Agreement, in the event that the Internal Revenue Service finally determines that Fenix Redevelopment Partnership, Ltd. failed to achieve the minimum set-aside requirements in the first year of the credit period applicable to the Fenix Project, then Seller shall indemnify Buyer from and against any loss of Credits caused by such determination.

         c. INDEMNIFICATION RELATING TO PHC SOUTH FORTY LIMITED, INC. Subject to the contest procedure rights in Section 9(j) of the Purchase Agreement, in the event that the Internal Revenue Service finally determines that PHC South Forty Limited, Inc. failed to achieve the minimum set-aside requirements in the first year of the credit period applicable to the South Forty Project, then Seller shall indemnify Buyer from and against any loss of Credits caused by such determination.

         d. GENERAL. Seller acknowledges that the indemnification obligations set forth in clauses (a), (b) and (c) above shall:

                  i. survive Closing and continue until the applicable statute of limitations has run; and

                  ii. Not be included in the deductible referred to in clause (A), or subject to the ceiling referred to in clause (B), in each case in Section 8(b)(i) of the Purchase Agreement.

3. POST-CLOSING ADJUSTMENTS. Promptly, in any event within thirty (30) days after Closing (and any subsequent Closing with respect to any Withdrawn Project), Seller shall prepare and deliver to Buyer a detailed calculation of the Purchase Price (the "CLOSING TRUE-UP"), including all adjustments, reimbursements and similar required payments contemplated under the Purchase Agreement applicable to the Projects transferred at such Closing.


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         Buyer shall promptly, in any event within fifteen (15) days after receipt of the Closing True-up provide in writing any objections or corrections to the Closing True-up. If the parties are unable to resolve their differences within twenty (20) days thereafter, a nationally recognized independent accounting firm (not generally representing the Buyer or Seller, unless the parties agree otherwise) shall be appointed by the Buyer and Seller, which shall calculate the Closing True-up, the determination of such accounting firm to be final. In the event the final determination of such accounting firm causes a decrease by more than five percent (5%) of the net amount payable to Seller, the costs and expenses of the accounting firm for such determination shall be for the account of Seller. In the event the final determination of such accounting firm causes an increase by more than five percent (5%) of the net amount payable to Seller, the costs and expenses of the accounting firm for such determination shall be for the account of Buyer. In all other events, the costs and expenses of the accounting firm for such determination shall be shared equally by Buyer and Seller. Upon the first business day following the final determination of the Closing True-up (which shall be the fifteenth day after receipt of the Closing True-up, if no objection is made, the date upon which the parties resolve their differences, or the date of the final determination of the accounting firm, as applicable), the Buyer shall pay to Seller, or Seller shall reimburse Buyer, as the case may be, the amount by which the Purchase Price determined by the Closing True-up exceeds or is less than the Purchase Price paid at such Closing.

4. POTENTIAL NEW PROJECTS. The parties acknowledge that set forth on attached Schedule III is a list of projects in development by the Affordable Housing Group which have not been approved by Buyer and are not yet New Projects under the Purchase Agreement. On or before (i) June 1, 1998, in the case of the Commerciantes Project and the Town Center Apartments, or, (ii) in the case of the other projects listed on
         Schedule III, the earlier of (A) ten days after receipt of an allocation of tax credits from the applicable state housing agency, or
         (B) December 31, 1998 (the applicable date referred to in clause (i) or (ii) referred to as the "DETERMINATION DATE", Buyer shall do one of the following.

         a. APPROVED PROJECTS. Notify Seller that one or more such Projects are approved by Buyer and pay to Seller by the Determination Date the amount of out-of-pocket expenditures, including capital contributions, with respect to such projects which were incurred by Seller prior to Closing; or

         b. NON-APPROVED PROJECTS. Notify Seller that one or more such Projects are not to be approved by Buyer and, at Seller's discretion, transfer the contracts and related rights to Seller or cause such contracts and related rights to be canceled. Seller shall indemnify Buyer from and against any loss arising from such cancellation, unless such loss arose from actions of Buyer after Closing (other than the cancellation at the direction of Seller).

5. HASTINGS LOAN. In addition to the covenants set forth in Section 6(i) of the Purchase Agreement, Seller agrees that, for a period of twelve
         (12) months after the Closing, it


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         shall not cause the Hastings Permanent Financing to occur unless it has been notified in writing by the agency responsible for such decision that the California property tax exemption shall not be provided to the Hastings Park Project.

6. ARCS CREDITS. In the event Buyer or its Affiliates receives a credit of the assumption fee paid to ARCS Commercial Mortgage, Co., L.P. ("ARCS"), as contemplated in that certain letter, dated March 31, 1998, from ARCS to Thomas Kemper, Buyer shall pay to Seller in dollars, within two (2) business days of the receipt of the credit, equal to seventy five percent (75%) of such credit (e.g., if Buyer or its Affiliates receives a credit to the loan fee in the amount of $50,000, Buyer shall pay $37,500 to Seller).

7. ASHWORTH WOODS; WOLF APARTMENTS. In the event that, the parties hereto are unable, using commercial reasonable good faith efforts, to negotiate and execute documentation with respect to the Ashworth Project and Wolf Project and to obtain the Seller Consents applicable thereto consistent with the Section 1(d) above and the Purchase Agreement on or before sixty (60) days after the date hereof, either party may at its sole option, within twenty (20) days thereafter, require Buyer to transfer to Seller and Seller to accept all of the limited partnership interests in Calibre Altoona Associates, L.P. and Calibre Boalsburg Associates, L.P. at a price which places the Buyer and Seller in substantially the same economic position had such transfer not occurred.

8. SCHEDULES. The Schedules to the Purchase Agreement are hereby amended to read in their entirety as set forth on the corresponding Schedules attached hereto.

9. NO FURTHER AMENDMENTS, ETC... Except as specifically modified herein, the Purchase Agreement shall remain in full force and effect and no provision hereof shall be deemed a waiver of any other provision of the Purchase Agreement, unless expressly provided in writing.

10. COUNTERPARTS. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.


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                  IN WITNESS WHEREOF, the parties have caused this Amendment to be executed in duplicate as of the day and year first above written.

SELLER:                    LNR PROPERTY CORPORATION,
                             a Delaware corporation


                           By: /S/ ROBERT CHERRY
                               -----------------------------------------
                               Robert Cherry
                               Vice President

BUYER:                     PACIFIC HARBOR CAPITAL, INC.,
                             a Delaware corporation


                            By: /S/ THOMAS K. KEMPER
                                ----------------------------------------
                                Thomas J. Kemper
                                President



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